SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 19)
DryShips Inc.
(Name of Issuer)

Common Stock, par value $0.01, per share
(Title of Class of Securities)

Y2109Q200 (Common Shares)
(CUSIP Number)

William S. Haft Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019-6142 +1-212-506-3740
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2109Q200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Economou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,180,670 Common Shares (1)(2)

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

1,180,670 Common Shares (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,180,670 Common Shares (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON

IN

(1) Mr. Economou may be deemed to beneficially own 1,180,670 common shares ("Common Shares") of DryShips Inc. (the "Issuer") consisting of: (i) 109,449 Common Shares owned by Elios Investments Inc. ("Elios"), a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation controlled by Mr. Economou, the beneficiaries of which are Mr. Economou and members of his family (the "Foundation"), (ii) 188,000 Common Shares owned by Fabiana Services S.A., a Marshall Islands corporation controlled by Mr. Economou ("Fabiana"), (iii) 581,056 Common Shares owned by Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou ("Sphinx"), and (iv) 2,545 Common Shares owned by Goodwill Shipping Company Limited, a Malta corporation controlled by Mr. Economou ("Goodwill"), (v) 299,620 Common Shares owned by the Entrepreneurial Spirit Holdings Inc., a Liberian Corporation ("Entrepreneurial Spirit Holdings") that is wholly-owned by the Foundation.
(2) On September 13, 2016, the Issuer issued 3,500,000 shares of Series D Preferred Stock to Sifnos Shareholders Inc. ("Sifnos"), a company controlled by Mr. Economou. Each share of Series D Preferred Stock has a voting power of 100,000:1 vis-à-vis the Common Shares of the Issuer. The Series D Preferred Stock is not convertible into Common Shares.

CUSIP No.	Y2109Q200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sifnos Shareholders Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

0 Common Shares(3)

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

0 Common Shares(3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Common Shares (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON

CO

(3) On September 13, 2016, the Issuer issued 3,500,000 shares of Series D Preferred Stock to Sifnos. Each share of Series D Preferred Stock has a voting power of 100,000:1 vis-à-vis the Common Shares of the Issuer. The Series D Preferred Stock is not convertible into Common Shares.

CUSIP No.	Y2109Q200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elios Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

109,449 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

109,449 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,449 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fabiana Services S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

188,000 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

188,000 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

188,000 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sphinx Investment Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

581,056 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

581,056 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

581,056 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Goodwill Shipping Company Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

2,545 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

2,545 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,545 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.02%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q200
1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Entrepreneurial Spirit Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]

		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0 Common Shares

8.	SHARED VOTING POWER

299,620 Common Shares

9.	SOLE DISPOSITIVE POWER

0 Common Shares

10.	SHARED DISPOSITIVE POWER

299,620 Common Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

299,620 Common Shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2109Q200

The purpose of this Amendment No. 19 to the Schedule 13D is to report the issuance by the Issuer of 3,500,000 shares of Series D Preferred Stock to Sifnos on September 13, 2016. Each share of Series D Preferred Stock has a voting power of 100,000:1(vis-à-vis the Common Shares of the Issuer). The Series D Preferred Stock is not convertible into Common Shares. Sifnos is the sole holder of the Issuer's Series D Preferred Stock.
This Amendment No. 19 also reflects: (1) an increase in the number of outstanding Common Shares of the Issuer following the issuances of Common Shares in connection with the conversion of and dividends related to the Issuer's Series C Convertible Preferred Shares; and (2) a reverse stock split of the Issuer's Common Shares at a ratio of 4:1 that took effect on August 15, 2016.
Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on April 4, 2016.
Item 1. Security and Issuer.
The address of the Issuer's principal executive offices is 109 Kifissias Avenue and Sina Street, Marousi, Athens, Greece.
Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on April 4, 2016.
Item 2. Identity and Background.
Sifnos' mailing address is c/o Mare Services Limited, 5/1 Merchant Street, Valetta, Malta.
Sifnos has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or  similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on April 4, 2016.
Item 3. Source and Amount of Funds or Other Consideration.
The Issuer entered into a secured revolving facility agreement (the "Revolving Facility") with Sifnos on October 21, 2015, subsequently amended on November 11, 2015, pursuant to which the Issuer was permitted to borrow up to $60 million principal amount from Sifnos. On March 24, 2016, the Issuer and Sifnos entered into the Second Amendment to the Facility Agreement modifying the terms of the Revolving Facility as follows: (i) the maximum amount of Sifnos' commitment under the Revolving Facility has increased to $70 million, (ii) the Issuer has the option to extend the maturity of the Revolving Facility by 12 months from October 21, 2018 to October 21, 2019, (iii) Sifnos will no longer have the right to convert a portion of the outstanding loans into either the Issuer's common stock or the common stock of Ocean Rig UDW Inc. ("Ocean Rig") beneficially owned by the Issuer and (iv) subject to Sifnos' prior written consent, the Issuer had the right to convert $8,750,000 of the outstanding balance of the loans under the Revolving Facility into 3,500,000 preferred shares  of the Issuer, with a voting power of 5:1 (vis-à-vis the Issuer's Common Shares) and which would mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion (the "Preferred Stock Right"). On April 5, 2016, the Revolving Facility was further amended and restated (the "Amended and Restated Facility Agreement") in connection with the sale of all of the shares the Issuer held in Ocean Rig to Ocean Rig Investments, Inc. whereby Sifnos agreed to, among other things, (i) release its lien over the Ocean Rig's shares, (ii) waive any events of default, subject to a similar agreement being reached with the rest of the lenders to the Issuer, in exchange for a 40% loan to value maximum loan limit, being introduced under the Revolving Facility, and (iii) reduce the interest rate under the loan to 4% plus LIBOR.

On September 9, 2016, the Issuer and Sifnos entered into the First Amendment and Waiver to the Amended and Restated Revolving Facility Agreement (the "First Amendment and Waiver") modifying the terms of Issuer's Preferred Stock Right under the Revolving Facility. Pursuant to the First Amendment and Waiver, the 3,500,000 preferred shares of the Issuer issuable to Sifnos upon the conversion of $8,750,000 of the outstanding principal amount of the loans under the Revolving Facility, subject to Sifnos' prior written consent,  have 100,000 votes ( vis-à-vis the  Issuer's Common Shares) and such preferred shares shall not be convertible into Common Shares of the Issuer, provided that the Issuer paid any overdue interest and commitment fees associated with the Revolving Facility. In addition, pursuant to the First Amendment and Waiver, Sifnos agreed to waive (i) any defaults of the Issuer that may be existing under the Revolving Facility for a period of 90 days from September 13, 2016 and (ii) the three (3) business day notice period for conversion required under the Revolving Facility.
On September 13, 2016, pursuant to the Issuer's Preferred Stock Right, the Issuer issued 3,500,000 shares of Series D Preferred Stock to Sifnos upon the conversion of $8,750,000 of the outstanding principal amount of the loans under the Revolving Facility.
Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on April 4, 2016.
Item 4. Purpose of Transaction.
The purpose of this Amendment No. 19 to the Schedule 13D is to report the issuance by the Issuer of 3,500,000 shares of Series D Preferred Stock to Sifnos on September 13, 2016. Each share of Series D Preferred Stock has a voting power of 100,000:1 (vis-à-vis the Common Shares of the Issuer). The Series D Preferred Stock is not convertible into Common Shares. Sifnos is the sole holder of the Issuer's Series D Preferred Stock.
This Amendment No. 19 also reflects: (1) an increase in the number of outstanding Common Shares of the Issuer following the issuances of Common Shares in connection with the conversion of and dividends related to the Issuer's Series C Convertible Preferred Shares; and (2) a reverse stock split of the Issuer's Common Shares at a ratio of 4:1 that took effect on August 15, 2016.
Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on April 4, 2016.
Item 5. Interest in Securities of the Issuer.
(a), (b)   Based on the foregoing and unless otherwise disclosed, the Reporting Persons report beneficial ownership of the following Common Shares:
Mr. Economou may be deemed to beneficially own 1,180,670 Common Shares representing approximately 7.5% of the total outstanding Common Shares. Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,180,670 Common Shares. Mr. Economou has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 1,180,670 Common Shares.
Elios may be deemed to beneficially own 109,449 Common Shares representing 0.7% of the total outstanding Common Shares. Elios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 109,449 Common Shares. Elios has the sole power to dispose or direct the disposition of 0 Common Shares the shared power to dispose or direct the disposition of 109,449 Common Shares.
Fabiana may be deemed to beneficially own 188,000 Common Shares representing 1.2% of the total outstanding Common Shares. Fabiana has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 188,000 Common Shares. Fabiana has the sole power to dispose or direct the disposition of 0 Common Shares and has shared power to dispose or direct the disposition of 188,000 Common Shares.

Sphinx may be deemed to beneficially own 581,056 Common Shares representing 3.7% of the total outstanding Common Shares. Sphinx has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 581,056 Shares. Sphinx has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 581,056 Common Shares.
Goodwill may be deemed to beneficially own 2,545 Common Shares representing 0.02% of the total outstanding Common Shares. Goodwill has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,545 Common Shares. Goodwill has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,545 Common Shares.
Entrepreneurial Spirit Holdings beneficially owns 299,620 Common Shares representing 1.9% of the total outstanding Common Shares. Entrepreneurial Spirit Holdings has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 299,620 Common Shares. Entrepreneurial Spirit Holdings has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 299,620 Common Shares.
(c) Other than as described herein, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.
(e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on April 4, 2016.
Item 7. Material to be Filed as Exhibits.
Exhibit A:	Agreement between the Reporting Persons to file jointly.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 16, 2016
/s/ George Economou
George Economou*

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papdopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SIFNOS SHAREHOLDERS INC.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

____________
*	The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

EXHIBIT A
Joint Filing Agreement
The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of DryShips, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.
Dated: September 16, 2016
/s/ George Economou
George Economou

ELIOS INVESTMENTS INC.

BY:	/s/ Dr. Renato Cefai
Name:	Dr. Renato Cefai
Title:	Sole Director

FABIANA SERVICES S.A.

BY:	/s/ Andri Papadopoulou
Name:	Andri Papadopoulou
Title:	Sole Director

GOODWILL SHIPPING COMPANY LIMITED

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SPHINX INVESTMENT CORP.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

ENTREPRENEURIAL SPIRIT HOLDINGS INC.

BY:	MARE SERVICES LIMITED

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited

SIFNOS SHAREHOLDERS INC.

BY:	/s/ Dr. Adriano Cefai
Name:	Dr. Adriano Cefai
Title:	Director of Mare Services Limited